Exhibit 99.1

GAZIT-GLOBE LTD.

1 Hashalom Road, Tel-Aviv, Israel

Special Notice to Shareholders who hold our Ordinary Shares

through members of the the New York Stock Exchange and the Toronto Stock Exchange

November 2, 2015

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 7, 2015

Gazit-Globe Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Gazit-Globe Ltd. (the “Company”), to be held at 11:00 a.m. (Israel time) on Monday, December 7, 2015, at our offices at 1 Hashalom Road, Tel-Aviv, Israel, for the following purposes:

1.	To approve the re-appointment of the accounting firm of Kost, Forer, Gabbay & Kasierer as the Company’s auditors and to authorize the Company’s Board of Directors to determine their fees.

2.	To approve the re-appointment of Mr. Dor J. Segal as a director of the Company.

3.	To approve the re-appointment of Mr. Haim Ben-Dor as a director of the Company.

4.	To approve the re-appointment of Mr. Shaiy Pilpel as a director of the Company.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement and the Exhibit thereto.

A copy of an English translation of the Company’s immediate report describing the matters to be considered at the Meeting and certain related information as filed in Israel is attached as Exhibit A to the Proxy Statement. This provides detailed information regarding the matters to be considered at the meeting and the required vote therefore.

Shareholders who hold our ordinary shares through members of the New York Stock Exchange and the Toronto Stock Exchange should note that Sections 5.1 through 5.4 of Exhibit A to the Proxy Statement are not applicable to them.

Shareholders of record at the close of business on November 9, 2015 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors,
Gil Kotler
Senior Executive Vice President and Chief Financial Officer

GAZIT-GLOBE LTD.

1 Hashalom Road, Tel-Aviv, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Gazit-Globe Ltd. (the “Company”) to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 11:00 a.m. (Israel time) on Monday, December 7, 2015 at our offices at 1 Hashalom Road, Tel-Aviv, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card, are being mailed to shareholders on or about November 6, 2015.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES AND CANADA

The Company is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and under applicable Canadian securities laws are not applicable to the Company or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli law may be different from such requirements under U.S. securities laws or Canadian securities laws, as applicable. Shareholders should also be aware that requirements under Israeli law as they relate to Israeli corporations may differ from requirements under U.S. and Canadian corporate and securities laws as they apply to U.S. or Canadian corporations, respectively.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

The Meeting will be held at 11:00 a.m. (Israel time) on Monday, December 7, 2015, at our offices at 1 Hashalom Road, Tel-Aviv, Israel.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters:

1.	To approve the re-appointment of the accounting firm of Kost, Forer, Gabbay & Kasierer as the Company’s auditors and to authorize the Company’s Board of Directors to determine their fees.

2.	To approve the re-appointment of Mr. Dor J. Segal as a director of the Company.

3.	To approve the re-appointment of Mr. Haim Ben-Dor as a director of the Company.

4.	To approve the re-appointment of Mr. Shaiy Pilpel as a director of the Company.

Proxy Procedure

Only holders of record of the Ordinary Shares as of the close of business on November 9, 2015 are entitled to notice of, and to vote in person or by proxy at, the Meeting.

☐	Voting in Person. If your Ordinary Shares are registered directly in your name with the Company’s transfer agent (that is, you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (that is, your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

☐	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for Ordinary Shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by the Company’s transfer agent or at the Company’s registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by (i) delivering a written notice of revocation to the Company’s Secretary, at the address of the Company set forth herein, (ii) granting a new proxy bearing a later date, or (iii) attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person.

A copy of an English translation of the Company’s immediate report describing the matters to be considered at the Meeting and certain related information as filed in Israel is attached hereto as Exhibit A. This provides detailed information regarding the matters to be considered at the meeting and the required vote therefore.

Exhibit A

[Translated from the original Hebrew; in the event of a discrepancy, the Hebrew version shall control]

November 1, 2015

For the attention of:	For the attention of:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.
Via MAGNA	Via MAGNA

Dear Sirs,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding the Convening of an Annual General Meeting

The Company hereby reports that on Monday, December 7, 2015 at 11:00 A.M, an annual general meeting of the shareholders of the Company shall be convened at the Company’s offices at 1 Derech HaShalom, Tel Aviv, Israel. If after half an hour from the appointed time for the general meeting a quorum is not present, the general meeting shall be postponed until Monday, December 14, 2015 at 11:00 A.M, and shall be held at the same place.

1.	The topics on the agenda and a summary of the proposed resolutions

1.1.	Discussion of the Financial Statements and the Directors’ Report

Discussion of the Financial Statements and the Directors’ Report of the Company for the year ended December 31, 2014.

The Periodic Report of the Company for 2014, which was furnished to the U.S. Securities and Exchange Commission as Exhibit 99.1 to the Current Report on Form 6-K on March 26, 2015 (the “Periodic Report”) and may be viewed on EDGAR (www.sec.gov).

1.2.	Appointment of the independent auditors of the Company and authorization for the Board of Directors to determine their fees

Reappointment of Kost Forer Gabbay & Kasierer as the independent auditors of the Company and authorization for the Board of Directors to determine their fees.

In accordance with the rules of the New York Stock Exchange (NYSE) and the provisions of the Israel Companies Law, the Company’s Audit Committee has recommended to the Board of Directors of the Company and to its shareholders to reappoint the firm of Kost Forer Gabbay & Kasierer as the independent auditors of the Company.

Kost Forer Gabbay & Kasierer is not connected with the Company and/or with its subsidiaries, except as independent auditors, and from time to time as tax consultants. For details regarding the professional fees paid in respect of 2014 to Kost Forer Gabbay & Kasierer, refer to section 5.3 of the Directors’ Report in the Periodic Report.

The proposed resolution: To reappoint the independent auditors of the Company, Kost Forer Gabbay & Kasierer, and to authorize the Company’s Board of Directors to determine their fees.

1.3.	Reappointment of directors of the Company

1.3.1.	Reappointment of Mr. Dori Segal as a director of the Company, in accordance with sections 78.1-78.3 of the Company’s Articles of Association.

1.3.2.	Reappointment of Mr. Haim Ben-Dor as a director of the Company, in accordance with sections 78.1-78.3 of the Company’s Articles of Association.

1.3.3.	Reappointment of Mr. Shaiy Pilpel as a director of the Company, in accordance with Regulation 5A of the Companies Regulations (Relief for Public Companies Listed on a Stock Exchange Outside of Israel), 2000 (the “Relief Regulations”) and also in accordance with sections 78.1-78.3 of the Company’s Articles of Association.

1.3.3.1.	In accordance with the provisions of sections 78.1-78.3 of the Company’s Articles of Association, it is proposed to reappoint Messrs. Dori Segal and Haim Ben-Dor, who are members of the first group (as defined in article 78.1.2 of the Company’s Articles of Association, and as classified by the general meeting held on January 12, 2012), and whose service terminates on the date of the general meeting that is the subject of this report, as directors of the Company for an additional period of service that shall end on the date of the annual general meeting to be held in the third year following the annual general meeting that is the subject of this report (namely, at the annual general meeting to be held in 2018). Messrs. Segal and Ben-Dor shall be reappointed as members of the first group.

The Proposed resolution: To reappoint Messrs. Dori Segal and Haim Ben-Dor as directors of the Company, in accordance with section 78.1-78.3 of the Company’s articles of association.

The vote on each candidate shall be conducted separately.

1.3.3.2.	In addition, it is proposed that Mr. Shaiy Pilpel be reappointed as an independent director of the Company, in accordance with Regulation 5A of the Relief Regulations and also in accordance with sections 78.1-78.3 of the Company’s Articles of Association.

As set forth in section 8.1.3.3.2 of Exhibit 99.1 to the Current Report on Form 6-K originally furnished to the U.S. Securities and Exchange Commission on August 6, 2014, Mr. Pilpel’s current service period shall terminate on December 31, 2015 upon completion of nine years’ service, in light of the eligibility requirements for an independent director under the Companies Law. The aforesaid notwithstanding, in accordance with Regulation 5A of the Relief Regulations, a company whose shares are listed, inter alia, on the New York Stock Exchange (NYSE), on which the Company’s shares are also listed, is entitled, under certain circumstances, to extend the service of an independent director beyond nine years, for additional service periods, each of which shall not exceed three years.

Accordingly, the Audit Committee and the Board of Directors, having discussed the matter, have approved that, in light of Mr. Pilpel’s expertise and special contribution to the work of the Board of Directors and its committees, his appointment as an independent director of the Company for an additional service period is for the benefit of the Company. It should also be noted that Mr. Pilpel is an independent director under U.S. securities laws and under the rules of the New York Stock Exchange.

In light of the aforesaid, it is proposed that Mr. Pilpel be reappointed for an additional service period that shall commence on January 1, 2016 (following termination of his current service period) and that shall terminate on the date of the annual general meeting to be held in the third year following the annual general meeting that is the subject of this report (namely, at the annual general meeting to be held in 2018), but not later than December 31, 2018, as a member of the first group, instead of his present classification as a member of the third group (as the groups are defined in section 78.1.2 of the Company’s Articles of Association).

The proposed resolution: To reappoint Mr. Shaiy Pilpel as a director of the Company, in accordance with Regulation 5A of the Relief Regulations and also in accordance with sections 78.1-78.3 of the Company’s Articles of Association, with effect from January 1, 2016.

1.3.3.3.	In accordance with the Company’s Articles of Association, all the other directors shall continue their service, except for the external directors, whose service is in accordance with the provisions of the Companies Law (namely, Messrs. Chaim Katzman, Arie Mientkavich, Rachel Lavine, Gary Epstein and Douglas Sesler).

1.3.3.4.	Mr. Dori Segal has served as a director of the Company since December 26, 1993.

1.3.3.5.	Mr. Haim Ben-Dor has served as a director of the Company since January 13, 1999.

1.3.3.6.	Mr. Shaiy Pilpel has served as a director of the Company since December 31, 2006.

1.3.3.7.	In the opinion of the Company’s Board of Directors, relying, inter alia, on the declarations of eligibility they have provided to the Company, Messrs. Segal, Ben-Dor and Pilpel possess accounting and financial expertise, as defined in Section 240 of the Companies Law and in the Companies Regulations (Conditions and Criteria for a Director with Accounting and Financial Expertise and for a Director with Professional Qualifications), 2005 (the “Expertise and Qualifications Regulations”).

The declarations of eligibility of Messrs. Segal, Ben-Dor and Pilpel are attached as Appendices A1, A2 and A3 of this report. For details regarding Messrs. Segal, Ben-Dor and Pilpel (including their education and experience), refer to Regulation 26 in Chapter D (Additional Details) of the Periodic Report. The aforesaid information is incorporated herein by reference.

As of the date of this report, there have been no changes in the personal details of the director candidates for reappointment since the description pursuant to Regulation 26 in Chapter D (Additional Details) of the Periodic Report, with the exception of Mr. Segal who has since been appointed Chairman of First Capital Realty Inc. (instead of Deputy Chairman of First Capital Realty Inc. as reported in the Periodic Report) and has also been appointed interim CEO of U. Dori Group Ltd.

1.3.3.8.

As of the date of this report, Mr. Segal is not entitled to any compensation whatsoever from the Company, except for officers’ insurance and indemnification, as is the Company’s normal practice (refer to section 2 of Appendix B of this report). For details of the compensation to which Mr. Segal is entitled from public subsidiaries of the Company, refer to Regulation 21 in Chapter D (Additional Details) of the Periodic Report, which is incorporated herein by reference. For the aforesaid details regarding the compensation paid to Mr. Segal for his service in the first quarter of 2015, refer to section 7.1.5 of the Israeli shelf prospectus of the Company published in Israel on July 29, 2015 (reference no.: 2015-01-085353) and which can be found at www.maya.tase.co.il.

Upon the reappointment of Messrs. Ben-Dor and Pilpel as directors of the Company, Messrs. Ben-Dor and Pilpel shall each be entitled to an annual fee and a participation fee, just as the rest of the Company’s directors are so entitled (apart from those directors who hold an additional position in the Company). For details of the fees and the exemption, insurance and indemnification arrangements to which Messrs. Ben-Dor and Pilpel are entitled with respect to their service as directors of the Company, refer to Appendix B of this report.

It is hereby clarified that the appointment of each of Messrs. Segal, Ben-Dor and Pilpel shall be put to a vote separately.

2.	The required majority

For the purpose of passing the motions set forth in section 1.2 above (appointment of the independent auditors of the Company) and in section 1.3 above (reappointment of directors of the Company), a simple majority is required.

3.	Quorum

A quorum shall exist when at least two shareholders are present, in person or by proxy, who together hold at least 35% of the Company’s voting rights. If after half an hour from the appointed time for the general meeting a quorum is not present, the general meeting shall be postponed until the same day of the following week, at the same time and place. If a quorum is not present at the postponed general meeting after half an hour from the appointed time, then a quorum shall be deemed to exist if at least two shareholders with voting rights are present, in person or by proxy, who together hold at least 30% of the Company’s voting rights.

4.	Record date

The record date for determining the eligibility of a shareholder of the Company to vote at the general meeting, as referred to in Section 182 of the Companies Law, is at the end of the day on November 9, 2015 (the “Record Date”).

5.	Voting at the general meeting and position papers

5.1.	A shareholder shall be entitled to participate and vote at the general meeting, in person, by proxy, by means of a voting ballot (as defined in Section 87 of the Companies Law), according to the text attached to this immediate report (the “Voting Ballot”), or by means of the electronic voting system.

5.2.	In accordance with the Companies Regulations (Proving Ownership of a Share in Order to Vote at a General Meeting), 2000, when a shareholder is entitled to a share that is registered with a member of the Tel Aviv Stock Exchange Ltd. and said share is included among the Company shares recorded in the register of shareholders in the name of a nominee company, and the shareholder wishes to vote at the general meeting, then said shareholder shall provide the Company with a confirmation from the Stock Exchange member with whom his share entitlement is registered, certifying his ownership of the share, on the Record Date, in accordance with the text in Form 1 in the schedule to the above regulations. Similarly, an unregistered shareholder is entitled to instruct the Stock Exchange member that his confirmation of ownership should be sent to the Company via the electronic voting system.

5.3.

The address of the distribution site of the Israel Securities Authority (the “Distribution Site”) and the Internet site of the Tel Aviv Stock Exchange Ltd., where the text of the voting ballot and position papers, as defined in Section 88 of the Companies Law, may be found, are as follows: www.magna.isa.gov.il and www.maya.tase.co.il, respectively. Voting by means of a voting ballot shall be done on the second part of the voting ballot published on the Distribution Site. A shareholder is entitled to apply to the Company directly in order to obtain the text of the voting ballot and the position papers (if any). A Stock Exchange member shall send, without charge, by e-mail, a link to the text of the voting ballot and the position papers, on the Distribution Site to every shareholder who is not registered in the shareholders’ register and whose shares are registered with that Stock Exchange member, if the shareholder gives notice that he so wishes, and provided that such notice is given with regard to a particular securities account and at a time prior to the Record Date. A shareholder whose shares are registered with a

Stock Exchange member is entitled to receive the confirmation of ownership from the Stock Exchange member through whom he holds his shares, at the branch of the Stock Exchange member or by mail to his address in consideration for delivery fees only, if such are demanded. A request in this connection is to be given in advance for a particular securities account. Likewise, a shareholder, whose share entitlement is registered with a Stock Exchange member and said share is included among the shares registered in the shareholders’ register in the name of the nominee company, is entitled to vote by means of a voting ballot that shall be delivered to the Company via the electronic voting system.

5.4.	The voting ballot is to be delivered to the Company’s offices, at the address referred to above, such that the voting ballot reaches the Company’s offices not later than four (4) hours prior to the time of opening the general meeting. Voting via the electronic voting system may take place up to six (6) hours prior to the time of opening the general meeting.

5.5.	A shareholder wishing to participate and vote at the general meeting, without having to go to the place where the general meeting is to be held, can lodge with the Company a power of attorney to participate and vote at the general meeting at least 48 hours prior to the time of its opening, at the Company’s offices at 1 Derech Hashalom, Tel Aviv, Israel.

5.6.	One or more shareholders holding shares constituting five percent or more of the total voting rights of the Company (namely, 8,921,519 shares), and also any person holding the aforesaid percentage of the total voting rights not held by the controlling shareholder of the Company (namely, 4,404,741 shares), are entitled to view the voting ballots as set forth in Regulation 10 of the Companies Regulations (Voting Ballots and Position Papers), 2005.

5.7.	The last date for providing a position paper to the Company is up to ten (10) days prior to the date of holding the meeting.

5.8.	A request from a shareholder to include a topic on the agenda of the general meeting, pursuant to Section 66(b) of the Companies Law, shall be furnished to the Company up to seven (7) days after the date of publishing this report.

6.	Viewing the documents

The text of the proposed resolutions may be viewed at the Company’s offices at the address stated above, during normal working hours and with prior coordination (telephone: +972-3-6948000, fax: +972-3-6961910).

Gazit-Globe Ltd.

Signed by:	Gil Kotler, Senior Executive Vice President and Chief Financial Officer
Varda Zuntz, VP Corporate Responsibility

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Appendix A1

Declaration of Eligibility of Mr. Dori Segal, who is a Candidate to Serve as a Director

STATEMENT OF A CANDIDATE TO SERVE AS A DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Dor J. Segal, I.D No. 057493504, having agreed to be appointed and to serve as a Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(a)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(b)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

[1]	Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);

(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or

(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

[2]	Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

[3]	Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

5.	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

6.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

7.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors and my classification as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

8.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

Date	Signature

Appendix A2

Declaration of Eligibility of Mr. Haim Ben-Dor, who is a Candidate to Serve as a Director

STATEMENT OF A CANDIDATE TO SERVE AS A DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Haim Ben-Dor, I.D No. 010178416, having agreed to be appointed and to serve as a Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(c)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(d)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[4], 226A5 and 227[6] of the Law.

[4]	Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);

(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or

(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

[5]	Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

[6]	Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

5.	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

6.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

7.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors and my classification as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

8.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

Date	Signature

Appendix A3

Declaration of Eligibility of Mr. Shaiy Pilpel, who is a Candidate to Serve as a Director

STATEMENT OF A CANDIDATE TO SERVE AS AN INDEPENDENT DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Shaiy Pilpel, I.D No. 04165353 having agreed to be appointed and to serve as an Independent Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(e)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(f)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[7], 226A8 and 227[9] of the Law.

[7]	Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);

(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or

(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

[8]	Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

[9]	Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

5.	I am not a “Relative” (as defined below) of a party that controls the Company. At the time of this Statement and during the two years prior to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or an entity in which I am a controlling equity holder, has or had any “Affiliation” (as defined below), with a party that controls the Company, or with a Relative of such a controlling party or with an entity controlled by such controlling party excluding the Company or any entity controlled by the Company.

“Affiliate” means an employment relationship, business or professional relationship in general or control, and service as an officer.

“Relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or the spouse of any of the above.

6.	My other positions and activities do not and could not (i) result in the creation of a conflict of interest with my position as a director of the Company or (ii) adversely affect my ability to serve as a director of the Company.

7.	I do not serve as a director of any other company, any of whose external directors serve as a director of the Company.

8.	I am not an employee of Israel Securities Authority or of a stock exchange in Israel.

9.	Without derogating from section 5 to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or a corporate body in which I am a controlling member, has or had business or professional relations with a person of whom it is prohibited to have Affiliation in accordance with section 6 above, even if the relations are not in general, but excluding negligible relations with respect to which I did not receive remuneration contrary to section 244(b)[10] of the Companies Law.

[10]	An external director may not receive, other than the remuneration and reimbursement of expenses he is entitled from the Company, any compensation, directly or indirectly, for his services as a director in the Company; for this matter exempt, commitment for indemnification, indemnification or insurance shall not be regarded as “reward”.

10.	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

11.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

12.	Prior to my consent to serve as an Independent Director of the Company, I have been advised by the Company as to the amounts of the annual and per-meeting remuneration that I will receive for my future service as an Independent Director of the Company.

13.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as an Independent Director and as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

14.	Pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder and the rules of the New York Stock Exchange, I am considered an independent director for the purpose of serving on the audit committee. Details and documents evidencing the above (to the extent relevant), are included in Exhibit A.

15.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

Date	Signature

Appendix B

Details of the Compensation to Which Messrs. Haim Ben-Dor and Shaiy Pilpel are Entitled, by Virtue of their Service as Directors of the Company

1.	Directors’ fees

Messrs. Haim Ben-Dor and Shaiy Pilpel shall be entitled to the fees detailed below from the date of their appointment (as they are currently also so entitled). Messrs. Ben-Dor and Pilpel, like the rest of the Company’s directors who meet the expertise criteria of an expert external director (other than the directors who hold other positions in the Company and directors included among its controlling shareholders), are entitled to a proportionate fee as stated in Regulation 8A of the Companies Regulations (Rules Regarding Fees and Expenses for an External Director), 2000 (the “Fees Regulations”), as detailed below: an annual fee of U.S.$ 56,000 and a fee of U.S.$ 1,480 per meeting, all being subject to the proviso that in no event (due to changes in the exchange rate of the shekel against the U.S. dollar) shall the amount of the aforesaid fees be less than the minimum amount prescribed for a company with the Company’s ranking in the second and third schedules of the Fees Regulations and shall also not be more than 50% greater than the maximum amount for a company with the Company’s ranking in the second, third and fourth schedules, as the case may be, of the Fees Regulations (with these minimum and maximum amounts being linked to the consumer price index in accordance with the provisions of the Fees Regulations). The payments in respect to participation in meetings held by telephone amount to 60% of the participation fee prescribed above, and the payment in respect to written resolutions amounts to 50% of the participation fee prescribed above.

2.	Exemption, indemnification and insurance

Messrs. Ben-Dor and Pilpel shall be entitled to benefit from the Company’s indemnification, exemption and officers’ insurance arrangements, as set forth below, like the rest of the Company’s directors, as approved (or as shall be approved from time to time) across the board. As of the date of this report, the coverage limit of the existing officers’ insurance is U.S.$ 75 million (per event and per year) (out of a coverage limit of U.S.$ 100 million that has been approved by the Company’s general meeting). Moreover, Messrs. Ben-Dor and Pilpel are entitled to an insurance policy to cover the liability of the Company and the directors and the officers thereof, as approved by the general meeting on January 12, 2012, in respect of the publication of the Company’s prospectus and an offering of its securities in the United States (POSI – Public Offering of Securities Insurance) for a period of up to seven years (the “Insurance Period”) with coverage limits that shall not exceed U.S.$ 100 million per event and for the insurance period. For details, refer to the immediate report dated December 5, 2011 regarding the convening of a general meeting filed in Israel on www.maya.tase.co.il, reference no.: 2011-01-353178, and Exhibit 99.1 to the Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on January 13, 2012 regarding the outcome of the general meeting, such information therein incorporated herein by reference.

In addition, in accordance with the provisions of the Company’s articles of association and in accordance with the resolution of the Company’s general meeting from December 31, 2006, as updated on December 13, 2011, the Company has undertaken to indemnify in advance anyone serving as an officer of the Company (including external directors), including an officer of the Company who holds office on behalf of the Company in another company in which the Company has an interest of at least 25% in the capital and/or the voting rights and/or the right to appoint directors. The maximum cumulative indemnification amount that the Company might pay any officer, as aforesaid, under the deed of indemnification, shall not exceed 20% of the Company’s equity according to its last financial statements published prior to the actual indemnification payment. Moreover, the Company has resolved to exempt in advance the aforesaid officers (including directors other than those included among the Company’s controlling shareholders) from liability for damage caused and/or that shall be caused to the Company by the officer due to breach of the duty of care toward it, other than in the case of a breach of the duty of care in making a distribution, as defined in the Companies Law.